NEWMARKET GOLD CONTINUES TO INTERSECT SIGNIFICANT HIGH-GRADE VISIBLE GOLD
MINERALIZATION AT FOSTERVILLE EAGLE FAULT, EXTENDS ZONE ALONG STRIKE, OPEN FOR EXPANSION

Vancouver, B.C. – January 11, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI)(OTCQQX: NMKTF) is pleased to announce new high-grade drill results from 60 drill holes, totaling 13,076 meters (m) focused on further defining near mine underground gold targets on the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults at Fosterville Gold Mine, Victoria. Drill results include extremely high-gold grades and continue to support the potential to increase Fosterville’s Mineral Resources and Reserves.

Highlights and Key Drill Intercepts at Fosterville Gold Mine
(Outside of Indicated Mineral Resources Reported December 2014)

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Drilling on the Eagle Fault continues to return high-grade mineralization containing visible gold. Key drill intercepts include 161 g/t Au(1) over 7.35 m (ETW 4.94 m) in hole UDH1481 (Including 499 g/t Au(1) over 2.25 m) and 32.02 g/t Au(1) over 6.25m (ETW 6.14m) in hole UDH1416 (Including 355 g/t Au(1) over 0.35m)

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Dimensions of the high-grade Eagle Fault, extended 100 m by drilling, is currently 600 m along strike and spans approximately 290 m of vertical height, with Eagle open for continued expansion down- plunge

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Drilling of the East Dipping Fault continues to intersect significant widths, up to 13.50 m of high- grade mineralization and included two major intercepts with 645 g/t Au(1) over 3.50 m (ETW 3.41m) in hole UDH1456 (Including 7,368 g/t Au(1) over 0.30m) and 45.47 g/t Au(1) over 14.95m (ETW 13.50m) in hole UDH1408 (Including 1,321 g/t Au(1) over 0.35m)

•	Lower Phoenix Fault returned a high-grade intercept of 16.53 g/t Au over 4.50m (ETW 3.99m) in hole UDH1444
•	Lower Phoenix Footwall Fault returned a significant intercept 5.94 g/t Au over 7.40m (ETW 6.48m) in hole UDH1366
•	Kestrel structure returned a significant intercept of 9.77 g/t Au over 4.55m (ETW 3.95) in hole UDH1406

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “Drilling with four drill rigs at our Fosterville Gold Mine continues to intersect record high-grade visible gold intercepts outside of known Mineral Resources at our Eagle Fault discovery and other structures in the Lower Phoenix System. Drilling has also extended the Eagle Fault Zone an additional 100 m along strike to a total length of 600 m with visible gold-bearing Eagle mineralization remaining open for expansion down-plunge. The latest drill results are very encouraging as the Eagle Fault, and other key structures containing high-grade mineralization are proximal to infrastructure where current mining continues to extract ore that has contributed to higher year-over-year mill grades at Fosterville. We are pleased with the performance of our drill programs to date as results have a strong potential to add to our Mineral Reserves and Resources. We remain on track to establish a first resource for Eagle as of year-end December 31, 2015, to be released by the end of Q1 2016.”

Fosterville Drilling Program

Since the Newmarket October 29, 2015 News Release of drill results, the underground drilling program at Fosterville using four diamond drill rigs, has continued to focus on definition and exploration of multiple gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults. Reported are the drill results outside of the December 31, 2015 Measured and Indicated Mineral Resources from 60 holes totaling 13,076m at a cost of US$1.6 million. Mining production continues on the upper plunge areas of these targeted structures including the high-grade Eagle Fault and East Dipping Faults with reconciliation and metallurgical recoveries continuing to perform well.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Eagle Fault and East Dipping Faults

Results from 24 drill holes have been returned from holes targeting the down-plunge extent of the Eagle Fault between 6500mN and 6875mN (Figure 1 and 2). Significant intercepts of 161 g/t Au(1) over 7.35m (ETW 4.94m) in hole UDH1481 and 32.02 g/t Au(1) over 6.25m (ETW 6.14m) in hole UDH1416 continue to reaffirm the high-grade tenor of the Eagle Fault mineralization. On-going definition drilling continues to improve confidence in the continuity on the Eagle Fault mineralization which has now been defined over an extensive strike length of approximately 600 m and vertical extents of 290 m. The structure continues to provide significant opportunity for Mineral Resource and Reserve growth along strike and has the advantage of being close to existing Mineral Reserves within the Lower Phoenix zone. The Eagle zone is untested and open at depth below the 4060mRL.

In addition, 19 drill hole intercepts between the 6500mN and 7150mN have further defined East Dipping mineralized faults, footwall to the Lower Phoenix Fault (Figure 1). The East Dipping Faults continue to return significant high-grade intercepts including 645 g/t Au(1) over 3.5m (ETW 3.41m) in hole UDH1456 and 45.47 g/t Au over 14.95m (ETW 13.50m) in hole UDH1408. East Dipping Fault mineralization continues to provide encouraging resource growth potential with significant widths (greater than 8m) of high-grade gold mineralization defined between ~6625mN and 6700mN on this structure.

Drill coverage into the Eagle and East Dipping Faults over 2015, has provided sufficient confidence in structure and grade continuity down-plunge to approximately 6600mN that it is anticipated Indicated Mineral Resource growth can be realized to this extent. Newmarket is optimistic of Mineral Resource and Reserve growth on the Eagle and East Dipping structures in upcoming evaluations scheduled for completion at the end of Q1 2016.

Drilling into 2016 will continue to focus on the down-plunge extent of known Eagle and East Dipping fault mineralization to increase confidence southwards to 6550mN as well as test beyond the down-plunge extents of known mineralization from the Central Decline drill platform. The Central Decline drill platform is planned to continue to extend southwards during Q1 2016 to provide drilling platforms to support targeting of these highly prospective easterly dipping structures.

Lower Phoenix and LPFW

Several of the 19 holes drilled into the Lower Phoenix Fault over the reporting period returned high grade results including 16.53 g/t Au over 4.50m (ETW 3.99m) in hole UDH1444 and 6.68 g/t Au over 5.40m (ETW 4.50m) in hole UDH1433 (Figure 1A and 2). Supported by significant intercepts returned for UDH1431, 1432, 1434, 1435 and 1436, these holes have strong potential to influence Mineral Reserve growth on the Lower Phoenix Fault to the north of vertically accessed mining levels. Additionally, strong results returned, below existing Mineral Reserves, from holes UDH1496 and UDH1415 continue to provide Mineral Resource and Reserve growth opportunities down plunge on the structure.

Further significant gold mineralization associated with Lower Phoenix Footwall westerly dipping faults adjacent to the Lower Phoenix Fault is demonstrated by drill hole intercept 5.94 g/t Au(1) over 7.40m (ETW 6.48m) in hole UDH1366 (Figure 1A). This intercept continues to build confidence in the continuity of strongly mineralized west dipping structures associated with the footwall to the Lower Phoenix Gold System.

Phoenix

Seven drill holes have targeted the down-dip and down-plunge extensions of the Phoenix Fault during the reporting period. The most significant intercept of 7.65 g/t Au over 4.60m (ETW 4.13m) in hole UDH1439 is positioned appreciably down dip of the projected plunge of Phoenix mineralization (Figure 1).

Kestrel

Drilling through the Kestrel target area has further confirmed continuity of mineralization associated with the western limb of the syncline and syncline axial plane. The most significant intercept for the reporting period of 9.77 g/t Au over 4.55m (ETW 3.95m) in hole UDH1406, was through the western limb of the syncline and reaffirms continuity of mineralization along this structure over a 450m strike length south to approximately 6550mN (Figure 1). The defined mineralization is positioned directly below the December 2014 Central Mineral Reserve, with upper sections accessible from the Central Decline and lower sections where it converges with the syncline axis, from Phoenix developments.

Syncline axial planar mineralization has now been defined over a 550m strike length to approximately 6650mN and recent drill intercepts including 6.06g/t Au over 11.85m (ETW 3.38m) in hole UDH1423, continue to demonstrate the potential of this zone to provide mineral resource amenable to mining (Figure 1). The extension of hole UDH1423 also intersected a west dipping structure below the axial planar mineralization. Widely spaced drilling has defined this westerly dipping mineralized trend over a strike length of 375m from 6475mN to 6850mN.

Mineralization intersected on the 6375mN section in hole UDH1439, is thought to be an extension of the Kestrel mineralized system and the untested area between this drill hole and 6650mN provides a prospective zone for future resource targeting, which forms part of the 2016 drill plan (Figure 1).

A location plan (Figure 3) is provided to show the line of projection used for Figures 1, 1A and 2.

To view a PDF of the tables and figures as referenced in this press release please go to the following link: http://file.marketwire.com/release/1038959-FT.pdf.

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release. QA/QC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating strong operational cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

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